Filed by Eleusis Inc.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Silver Spike Acquisition Corp II
Commission File No.: 001-40182

The following communication was made available on the website of Eleusis Holdings Limited on February 9, 2022 and is available at https://www.eleusisltd.com/blog-post/eleusiss-development-of-drug-candidates-introducing-ele-psilo-our-lead-investigational-psilocin-drug-candidate/

ELEUSIS LEAD INVESTIGATIONAL
DRUG CANDIDATE:

Introducing ELE-Psilo

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Eleusis’s Development of Drug Candidates:
Introducing ELE-Psilo, Our Lead Investigational Psilocin Drug Candidate

By David E. Nichols, Ph.D. and Charles D. Nichols, Ph.D.

Drug development has always been challenging. The odds of any new compound surviving the entire process from preclinical research, to clinical trials, to marketing in the US are startlingly low. In fact, the drug discovery process is so fraught that researchers studying therapeutic development coined the term “Eroom’s Law” -  an ironic and unfortunately accurate reversal of Moore’s Law, which famously predicted geometric advances in computing power over time.

For those researching potential therapeutic applications of psychedelics, the social and cultural stigmas attached to them amplify those challenges. For most of the last 50 years, the potential therapeutic benefits of compounds such as psilocybin and LSD – which are not approved for any indications to date – were dismissed without proper scientific inquiry. Research languished under federal regulations that made studying psychedelics prohibitively difficult. Political influence halted clinical research in the early to mid-1970s, and clinical research did not re-emerge until the 1990s. During this time, only a handful of basic science researchers, including the two of us, globally studied psychedelics, and then only via animal and in vitro experiments.

Advancements in Clinical Research of Psychedelics

The Heffter Research Institute (which David founded in 1993) was instrumental in reinitiating clinical studies and interest in psychedelics. The Institute financially supported several early and seminal clinical research studies of psilocybin—the hallucinogenic substance contained in what are commonly known as “magic mushrooms”—as an investigational drug at UCLA, Johns Hopkins, NYU, and other leading universities.1 While at Purdue, David not only founded the institute but also improved the synthesis and manufactured the psilocybin for the Johns Hopkins studies, the DMT used by Dr. Rick Strassman in his early clinical study,2 and all of the MDMA used in the phase I & II clinical trials by MAPS.3 Without David’s contributions, the current renaissance in psychedelic research may never have happened.

This Heffter-funded pioneering research on the potential uses of psychedelics for treating psychiatric conditions such as major depressive disorder (MDD) reinvigorated the field. Another turning point occurred in 2019, when a third party announced it received a “breakthrough therapy” designation from the U.S. Food and Drug Administration (FDA) for its psilocybin drug candidate for treating MDD. Separately, Johns Hopkins researchers conducted a clinical study in which they reported that administering only two oral doses of psilocybin (an investigational drug that has not been approved for any indication) resulted in a substantial, rapid, and enduring antidepressant effect among patients with MDD.4

These results and the topline results announced by a third party from its ongoing clinical study evaluating its psilocybin drug candidate for oral administration have prompted significant,5 and arguably long-overdue, interest in the therapeutic potential and promise of this compound. As scientific evaluation and clinical trial results erode the stigmas around psychedelics, their potential to address pressing unmet medical needs in psychiatry is gaining broader acceptance.

However, obstacles remain in developing psilocybin-based drug candidates. Addressing these issues is the next hurdle. Eleusis was founded for this mission.

The Next Frontier in the Development of Psychedelics

Research into psychedelics’ therapeutic potential has spanned decades and disciplines, as our professional experiences illustrate. As a medicinal chemist, David’s interest has always been in drug synthesis and evaluating potential mechanisms of action—meaning, how these compounds may work. Conventional antidepressants seek to increase synaptic levels of neurotransmitters, such as serotonin, in the brain. Research suggests psychedelics may act in a completely different way by targeting a specific type of receptor for activation, the serotonin 2A receptor.6

1 Heffter Research Study Publications, https://www.heffter.org/study-publications/
2 Strassman, R. J., et al. (1996) Differential Tolerance to Biological and Subjective Effects of Four Closely Spaced Doses of N,N-Dimethyltryptamine in Humans. Biological Chemistry, 39(9) 784-795
3 Doblin, Rick, et al. (2011) The Safety and Efficacy of ±3,4-Methylenedioxymethamphetamine-Assisted Psychotherapy in Subjects with Chronic, Treatment-Resistant Posttraumatic Stress Disorder: The First Randomized Controlled Pilot Study. Journal Psychopharmacology 25(4): 439–452.
4 Davis, A. K., et al. (2020) Effects of Psilocybin-Assisted Therapy on Major Depressive Disorder A Randomized Clinical Trial. Jama Psychiatry 78(5):481-489
5 Compass Pathways Press Release, 11/9/2021
6 Kadriu et al., Ketamine and Serotonergic Psychedelics: Common Mechanisms Underlying the Effects of Rapid-Acting Antidepressants, Int J Neurops, 1(24), 2020.

Our experience at Eleusis spans not only decades, but generations. David’s son, Charles, attended graduate school at Carnegie Mellon University in the early 1990s where his research focused on molecular genetics and neurodevelopment, followed by a postdoc at Vanderbilt University researching the receptor pharmacology of serotonin 2A receptors in both insect and mammalian systems. His studies of psychedelics over the past 25 years have led to key insights into their effects in the brain, including how they may influence cells and circuits involved in mood and cognition, which may help explain the observed antidepressant effects.

Now, as a father-and-son team and experts in serotonin 2A receptor pharmacology, David and Charles are collaborating at Eleusis with the goal of transforming psychedelics into medicines through the traditional drug development process and, if successfully developed, the pursuit of marketing authorization.

We are excited by what we see as tremendous potential: A third party clinical trial reported no statistically significant difference between orally administered psilocybin and a gold standard anti-depressant on the primary endpoint evaluating self-reported depression scores at week 6, with a trend in favor of psilocybin at all timepoints (though statistical significance assessments and correction for multiple comparisons of the outcomes were not conducted on any secondary endpoints).7 With this potential, the next step is to develop a second-generation psilocybin-based product candidate with the goal of producing a safe, effective, and convenient medicine.

From First to Second Generation Psilocybin-Based Investigational Drugs

The above-cited research evaluating psilocybin’s potential antidepressant effects has revealed exciting clinical potential, but third-party research has also revealed problematic limitations on the potential for adoption of the compound as a broadly available therapy, if it were to be approved. Although a high oral dose (e.g., 20 – 30 mg) of psilocybin showed profound therapeutic effects in some patients in these clinical studies,8 a separate study revealed large differences in absorption and metabolism that may gave rise to unpredictable pharmacokinetics and pharmacodynamics.9

Further, when administered orally in a third party study, psilocybin took up to 40 minutes to begin having a perceptible effect, and treatment and observation sessions were designed to extend up to six hours,10 with the potential to result in exhausting administration and observation periods for both patients and attendants. Finally, with oral administration, there would be no convenient way to increase or decrease the intensity of the intended drug effects or halt the drug treatment mid-session, limiting the potential to personalize treatment to the response of a particular patient mid-session.

7 Carhart-Harris et al.(2021). Trial of Psilocybin versus Escitalopram for Depression. New England Journal of Medicine, 384(15), 1402–1411
8 Carhart-Harris, R.L ,et al. (2021). Trial of Psilocybin versus Escitalopram for Depression. New England Journal of Medicine, 384(15), 1402–1411, Davis, A. K., et al. (2020). Effects of Psilocybin-Assisted Therapy on Major Depressive Disorder. JAMA Psychiatry for antidepressant results, and Madsen, M. K. et al. (2019). Psychedelic effects of psilocybin correlate with serotonin 2A receptor occupancy and plasma psilocin levels. Neuropsychopharmacology, 44(7), 1328–1334.
9 Brown, R. T. et al. (2017). Pharmacokinetics of Escalating Doses of Oral Psilocybin in Healthy Adults. Clinical Pharmacokinetics, 56(12), 1543–1554.
10Hasler F, Grimberg U, Benz MA, Huber T, Vollenweider FX. Acute psychological and physiological effects of psilocybin in healthy humans: a double-blind, placebo-controlled dose-effect study. Psychopharmacology (Berl). 2004 Mar;172(2):145-56. doi: 10.1007/s00213-003-1640-6. Epub 2003 Nov 13. PMID: 14615876.

Practical Limitations to Oral Psilocybin

Nature provides the foundation of a transformational depression therapy

...but encapsulating psilocybin is only "half-way" to a drug therapy

ORAL PSILOCYBIN LIMITATIONS

- **Variability**
  Considerable variations in absorption and metabolism necessitated high doses and gave rise to unpredictable PK/PD

- **Prolonged Administration and Observation**
  6-hour sessions used for administration and observation in these studies, and required monitoring by multiple clinicians.

- **Difficult to Optimize or Halt**
  Oral dosing is not amenable to personalization or rapid termination eleusis

At Eleusis, we have been focused on translational research with the goal of addressing these challenges. It has resulted in the development of a psilocybin-based product candidate designed to be administered intravenously , which we believe has significant potential to transform psilocybin into a modern drug treatment that, if approved, we believe could be convenient, consistent, and affordable.

We believe psilocybin/psilocin has the potential to transform the treatment of depression.
Eleusis aims to realize that transformation.

ELE-Psilo: In Pre-clinical Development, Moving into Clinical Trials

Eleusis is developing ELE-Psilo—an investigational psychedelic drug candidate designed to deliver the prodrug psilocybin’s active metabolite, psilocin, by infusion.  Unlike orally administered psilocybin product candidates that must be metabolized by the body to be converted to psilocin, ELE-Psilo is designed to deliver psilocin directly.  As part of the development of ELE-Psilo, we devised a method of stabilizing psilocin in a drug formulation.

By using IV administration of psilocin, we believe it may ultimately be possible to personalize potential therapy to the individual patient’s needs based on that patient’s response.  We also believe psilocin delivered via infusion could significantly reduce the variability in response that has been observed in clinical studies using oral administration of psilocybin, by facilitating control of dosing and duration of administration in real time.

ELE-Psilo is Eleusis’s lead drug candidate in the development pipeline for the treatment of MDD. Clinical trials for ELE-Psilo are planned to begin in 2022 and are focused on evaluating the safety, tolerability, and, ultimately, efficacy of ELE-Psilo in depressed patients. We believe ELE-Psilo’s formulation and its design to be administered via infusion has the potential to produce more consistent and controllable responses than those observed in clinical studies of oral psilocybin, and we believe ELE-Psilo has to the potential to be delivered in less time and therefore could enable lower cost of care delivery, if approved, than a comparatively prolonged regimen for administration of oral psilocybin used in clinical studies to date.

The potential to develop a psilocybin-based drug candidate that could become a consistent, convenient, and controllable drug therapy that, if approved, may enable psychedelic drug therapy to become a practical treatment for depression covered by insurance.

ELE-Psilo: A Potential Advance in Formulation

ELE-Psilo (Psilocin)

Active moiety of psilocybin

Designed for delivery via proprietary salt formulated for IV/infusion

PSILOCYBIN

PSILOCIN

- **CONSISTENT**
  Formulated to reduce variability in drug exposure
- **CONTROLLABLE**
  Designed to be personalized and enable control over duration and intensity
- **PRACTICAL**
  Developed to be convenient for patients and cost-effective for payors eleusis

Pioneering ELE-Psilo’s Development

As scientific collaborators, as well as father and son, we are proud to pioneer the development of ELE-Psilo through Eleusis with the goal of addressing unmet needs in MDD.

As our founder and CEO has stated, MDD is the silent epidemic of the 21st century, affecting more than 300 million people worldwide. More than 10% of the U.S. adult population has been diagnosed with MDD. There is also evidence that suggests MDD commonly occurs following trauma, and that approximately 50% of individuals with post-traumatic stress disorder (PTSD) also present with MDD. Global expenditures on antidepressants - despite their known limitations and side effects - are expected to reach over $21 billion by 2025. Simultaneously, research suggests spending on psychedelic care could reach a total in the U.S. of more than $10 billion by 2027.

With ELE-Psilo leading our pipeline, we are committed to developing psychedelic drug candidates with the goal of producing consistent, convenient, and affordable treatments for MDD, and we see an opportunity to expand the boundaries of investigating psychedelics for uses beyond psychiatry.

Aiming to unlock the therapeutic potential of psychedelics has been our life’s work. At Eleusis, we are among like-minded experts, across multiple disciplines, all of whom share our vision that so much more must be done to improve, and even save, lives by furthering our understanding of psychedelics, and harnessing their potential for treatment and healing.

Forward-Looking Statements Legend

This document contains certain “forward-looking statements” within the meaning of the federal securities laws, with respect to the proposed transaction between Eleusis Holdings Limited and Eleusis Inc. (collectively, “Eleusis”) and Silver Spike Acquisition Corp II (“Silver Spike”). These forward-looking statements are generally identified by words such as “anticipate,” “believe,” continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” or the negatives of these words or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding the benefits of the transaction, the anticipated timing of the transaction, Eleusis’s product candidates and expected markets, and Eleusis's projected future results. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Such forward-looking statements are based upon the current beliefs and expectations of the management of each of Silver Spike and Eleusis and are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Silver Spike's securities, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of Silver Spike, the satisfaction of the minimum trust account amount following redemptions by Silver Spike's public shareholders and the receipt of certain governmental and regulatory approvals, (iii) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (v) the effect of the announcement or pendency of the transaction on Eleusis’s business relationships, performance, and business generally, (vi) risks that the proposed transaction disrupts current plans of Eleusis and potential difficulties in Eleusis employee retention as a result of the proposed transaction, (vii) the outcome of any legal proceedings that may be instituted against Eleusis or against Silver Spike or Eleusis related to the agreement and plan of merger or the proposed transaction, (viii) the ability of Eleusis’s securities to qualify to list on The Nasdaq Capital Market, (ix) volatility in the price of Silver Spike's securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Eleusis plans to operate, variations in performance across competitors, changes in laws and regulations affecting Eleusis’s business and changes in the combined capital structure, (x) the impact of the global COVID-19 pandemic, (xi) the enforceability of Eleusis's intellectual property, including its trademarks, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security, (xii) the ability of Eleusis to protect the intellectual property and confidential information of its customers, (xiii) unexpected costs, charges, or expenses resulting from the proposed business combination, (xiv) evolving legal, regulatory and tax regimes, (xv) the possibility that Eleusis may be adversely affected by other economic, business and/or competitive factors, (xvi) actions by third parties, including government agencies, and (xvii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Silver Spike’s Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and proxy statement/prospectus included therein discussed below and other documents filed by Silver Spike and Eleusis from time to time with the U.S. Securities and Exchange Commission (the “SEC”). You are cautioned not to place undue reliance on these forward-looking statements as a predictor of future results, performance and/or achievements as projected financial information and other information are based on estimates and assumptions, whether or not identified in this document, that are inherently subject to various significant risks, uncertainties, contingencies and other factors, many of which are difficult to predict and generally beyond the control of the parties. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Eleusis and Silver Spike assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Eleusis nor Silver Spike gives any assurance that either Eleusis or Silver Spike will achieve its expectations.

Additional Information and Where to Find It

This document relates to a proposed transaction between Eleusis and Silver Spike. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Silver Spike and Eleusis intend to file a registration statement on Form S-4 that will include a preliminary proxy statement for the solicitation of Silver Spike shareholder approval and prospectuses of Silver Spike and Eleusis Inc. The proxy statement/prospectus will be sent to all Silver Spike stockholders. Silver Spike and Eleusis Inc. also will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF SILVER SPIKE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/ PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that are or will be filed with the SEC by Silver Spike and Eleusis through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Silver Spike and Eleusis Inc. may be obtained free of charge from their respective websites at silverspikecap.com or by written request to Silver Spike at 660 Madison Ave, Suite 1600, New York, New York 10065.

Participants in Solicitation

Silver Spike and Eleusis and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Silver Spike’s stockholders in connection with the proposed transaction. Information about Silver Spike’s directors and executive officers and their ownership of Silver Spike’s securities is set forth in Silver Spike’s filings with the SEC. To the extent that holdings of Silver Spike’s securities have changed since the amounts printed in Silver Spike’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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ELE-Psilo is an investigational drug that has not been deemed safe or effective for any use and has not been approved by the FDA.